EXHIBIT 23.2

ARMANDO C. IBARRA
A C I Certified Public Accountants
A Professional Corporation

Armando C. Ibarra, C.P.A. Members of the California Society of Certified Public Accountants Armando Ibarra, Jr., C.P.A., JD Members of the American Institute of Certified Public Accountants Members of the Better Business Bureau since 1997

June 6, 2005

To Whom It May Concern:

The firm of Armando C. Ibarra, Certified Public Accountants, APC consents to the inclusion of our report of November 12, 2004, on the restated audited financial statements of Xact Aid, Inc., as of June 30, 2004, in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.

Very truly yours,

/s/ ARMANDO C. IBARRA
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ARMANDO C. IBARRA, C.P.A.

371 E. Street, Chula Vista, CA 91910 Tel: (619) 422-1348 Fax: (619) 422-1465